Exhibit 10.2

EXECUTIVE RELOCATION AND EMPLOYMENT AGREEMENT

THIS EXECUTIVE RELOCATION AND EMPLOYMENT AGREEMENT (this “Agreement”) is made effective as of the 6 day of June, 2019 (the “Effective Date”), by and between Gentherm Incorporated, a Michigan corporation (the “Company”) and Paul Giberson (“Executive”).

BACKGROUND

Executive currently serves as Senior Vice President — Global Sales for the Company working from its Northville, Michigan location (the “Home Location”). The Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company and its shareholders to temporarily relocate Executive (the “Assignment”) to work from the location of the Company’s affiliate, Gentherm GmbH, in Odelzhausen, Germany (the “Host Location”). Executive has agreed to such Assignment. Accordingly, the Company and Executive desire to enter into this Agreement to set forth the terms and conditions of their employment relationship. This Agreement shall represent the entire understanding and agreement between the parties with respect to Executive’s employment with the Company. All references in this Agreement to “$” refer to U.S. Dollars.

NOW, THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, the parties agree as follows:

TERMS AND CONDITIONS

1.Employment.

(a)The Company hereby agrees to employ Executive, and Executive hereby accepts employment, on the terms and conditions set forth in this Agreement.

(b)Executive’s employment with the Company pursuant to this Agreement shall commence on the Effective Date and end on the applicable termination date determined pursuant to Section 7 below. The period from August 15, 2019 to August 14, 2021 is referred to herein as the “Relocation Period”. The entire time during which Executive is employed by the Company pursuant to this Agreement shall be the (“Employment Period”).

(c)This Agreement assumes that Executive meets all eligibility requirements to lawfully work in the Home Location and the Host Location. In the event Executive is no longer so eligible to work in the Host Location during the Relocation Period through no fault of Executive, the Executive will be relocated to the Home Location, assuming he is eligible to work in the Home Location. In the event Executive is no longer so eligible to work in both the Host Location during the Relocation Period and the Home Location thereafter through no fault of Executive, the Executive’s employment will be treated as a termination by the Company without Cause pursuant to Section 7. In the event Executive is no longer so eligible resulting directly from action or inaction on the part of Executive that could have reasonably been avoided, the Employment Period will terminate as if it were a Termination for Cause (as defined herein).

(d)Unless otherwise mutually agreed upon by Executive and the Company, during the Employment Period, Executive shall serve as the Senior Vice President — Global Sales of the Company, reporting directly to the Chief Executive Officer of the Company (the “CEO”) and shall have such duties and responsibilities as are assigned to Executive by the CEO and the Board, consistent with Executive’s position.

(e)During the Relocation Period, Executive shall remain employed by the Company but will be temporarily assigned (seconded) to also perform services for Gentherm GmbH and to work from the Host Location. Following the Relocation Period, Executive will return to and perform services for the Company from the Home Location for the remainder of the Employment Period. Notwithstanding the foregoing, Executive at all times shall remain an at-will employee of the Company under law and either Executive or the Company may terminate the Employment Period at any time for any reason, subject in all cases to the provisions of Section 7, below.

(f)During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote full business time, energy, skills and attention to the business and affairs of the Company, to discharge the responsibilities assigned to Executive hereunder, and to use Executive’s reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for Executive to: (A) serve on corporate, civic or charitable boards or committees; (B) deliver lectures, fulfill speaking engagements or teach at educational institutions; or (C) manage personal investments, so long as such activities do not significantly interfere with the performance of Executive’s responsibilities as an employee of the Company in accordance with this Agreement.

2.Compensation.

(a)Base Salary. During the Employment Period, Executive shall receive an annual base salary equal to $340,000 (the “Annual Base Salary”). During the Employment Period, the Compensation Committee of the Board (the “Compensation Committee”) will review the Annual Base Salary at least annually. The term “Annual Base Salary” as utilized in this Agreement shall refer to the Annual Base Salary as so increased or adjusted by the Board. The Annual Base Salary shall be paid in accordance with the Company’s normal payroll practices for senior executive officers of the Company as in effect from time to time. Executive will remain on the Company’s United States payroll during the Relocation Period.

(b)Annual Bonus. In addition to the Annual Base Salary, during the Employment Period Executive shall be eligible for cash bonuses as determined by the Compensation Committee in its sole discretion (the “Bonuses”). Although the timing and amount of any such Bonuses are subject to the sole discretion of the Compensation Committee, Executive’s Bonus, if any, for a particular period during the Employment Period will be paid to Executive on or about March 15 of the calendar year next following the calendar year in which ends the period for which the Bonus is paid. Executive’s “target” bonus shall be equal to 50% of the Annual Base Salary. The actual amount of any Bonuses could be greater or less than such target amount as determined from time to time by the Compensation Committee in its sole discretion and in accordance with the terms of annual bonus plans adopted by the Compensation Committee from time to time.

(c)Long-Term Incentive Compensation. During the Employment Period, Executive shall be entitled to participate in any stock option, restricted stock, performance share, performance unit or other equity based long-term incentive compensation plan, program or arrangement (the “Plans”) generally made available to senior executive officers of the Company, on substantially the same terms and conditions as generally apply to such other officers, except that the size of any awards made to Executive shall reflect Executive’s position with the Company and the Board’s view of Executive’s performance and/or expected future contributions to the Company.

3.Benefits. During the Employment Period, Executive will be eligible for certain benefits as outlined below.

(a)Welfare Benefit Plans. During the Employment Period, Executive and his family shall be eligible for participation in, and shall receive all benefits under, welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available generally or to other senior executive officers of the Company.

(b)Business Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the plans, practices, policies and programs of the Company, including the Company’s travel and expense policies.

(c)Holiday, Vacation and Sick Pay. During the Employment Period, Executive shall be eligible for participation in, and shall receive all benefits under, holiday, vacation and sick pay programs provided by the Company to the extent available generally or to other senior executive officers of the Company; provided, however, that during the Relocation Period, Executive shall be entitled to the benefits of the holidays recognized by the Host Location.

4.Relocation Benefits. Executive will be eligible for relocation benefits as outlined below. Such benefits shall be payable only during the Relocation Period, except as expressly noted (such as the Look-See Benefit which applies prior to the Relocation Period). Amounts included below may constitute taxable income to the Executive but generally will not be taken into account as “compensation” for purposes of other Company benefit plans.

(a)Relocation Expenses. Executive is eligible for company-paid (or, if paid directly by the Executive, reimbursement of) relocation expenses pursuant to the Company’s relocation policy and subject in every case to express written approval by the CEO. In addition, a relocation allowance of $30,000 will be paid to Executive on or before August 15, 2019 for miscellaneous incidentals related to relocation (collectively, the “Approved Relocation Expenses”).

(b)Relocation Assistance. As is described in more detail in the Company’s relocation policy, the Company will coordinate with and provide the services of SIRVA Relocation LLC (SIRVA) or another a third party relocation specialist to assist Executive with house hunting and information/familiarization in the Host Location (the “Relocation Assistance”).

(c)Lease Cancellation Penalties. The Company will reimburse Executive for any penalties he is assessed as a result of canceling one personal automobile lease prior to the Relocation Period (the “Lease Cancellation Benefit”).

(d)Visa/Immigration Expenses. The Company will pay the costs, including legal fees, of seeking appropriate entry visas and employment authorization in the Host Location for Executive and his family members (the “Visa/Immigration Expenses”).

(e)International Goods and Services Allowance. During the Relocation Period, an international goods and service allowance equal to $2,500 per month will be paid to Executive on a monthly basis beginning with the month Executive moves to the Host Location (the “International Goods and Services Allowance”). This allowance is intended to help compensate Executive for the higher costs of goods and services in the Host Location. The monthly amount will be reviewed based on any change to Executive’s personal/family status in the Host Location. In the absence of any status change, the allowance will be reviewed twice annually and may be adjusted in the Company’s sole discretion to reflect an increase or decrease.

(f)Housing Allowance. During the Relocation Period, the Company will pay and provide for the actual costs associated with the rental of a residence in an area within reasonable commuting distance to the Host Location, up to a maximum of $5,000 (or the Euro equivalent) per month (the “Housing Allowance”).

(g)Short-Term Housing upon Return to Home Location. For up to two months after Executive returns to the Home Location, the Company will pay and provide for the actual costs associated with the rental of a residence in an area within reasonable commuting distance to the Home Location, up to a maximum of $2,500 per month (the “Return Housing Allowance”).

(h)Storage in the Home Location. During the Relocation Period and for up to one year during the remainder of the Employment Period after Executive returns to the Home Location, the Company will pay up to $1,000 per month for the storage of furniture or personal articles stored in the Home Location (the “Home Country Storage”).

(i)Membership at Home Country Club. During the Relocation Period, the Company will pay or reimburse Executive for the minimum amount necessary to maintain Executive’s membership at Meadowbrook Country Club in good standing as Class A (the “Country Club Benefit”).

(i)Automobile. During the Relocation Period, Executive will be entitled to use of a Company-owned automobile in accordance with the Company’s executive automobile policies. Also, in accordance with such policies, the Company shall pay all costs and expenses incidental to the ownership, operation, and maintenance of the automobile, including, but not limited to, automobile insurance, taxes, and repair costs.

(k)Look-See Visit. Prior to the beginning of the Relocation Period, the Company will purchase round-trip business class flights for Executive and his family to visit the Host Location for the purpose of selecting appropriate housing and schooling for during the Relocation Period (the “Look-See Benefit”).

(l)Home Country Visits. During the Relocation Period, the Company will pay for up to $70,000 for flights for the Executive and/or his family members to travel to/from the Home Location and the Host Location (the (“Home Country Visit Allowance”). For clarity, this $70,000 benefit covers the entire two-year Relocation Period and is not a per-year benefit. Executive will determine which trips, which class of travel, and which individuals he desires to have these funds applied toward. Air travel that Executive completes for business reasons will not be counted against the Home Country Visit Allowance, even if Executive is accompanied by family members. For clarity, neither the Look-See Benefit, nor the flights to transport the Executive and his family to and from the Host Location at the beginning and the end of the Relocation Period, shall be counted against the Home Country Visit Allowance.

(m)Tuition. During the Relocation Period, the Company will pay or reimburse Executive for all enrollment fees and for tuition fees of up to $20,000 per child per year for private schooling for Executive’s two minor children at an international school in the Host Location (the “Tuition Benefit”).

(n)International Health Coverage. During the Relocation Period, Executive and his family shall be entitled to benefits provided by the Company’s international assistance health benefits program.

(o)If Executive’s employment terminates for any reason during the Relocation Period, relocation benefits described in this Section 4 will be concluded as of the earlier of the following: (i) 30 days after the then-current school year for the Executive’s children attending school in the Host Location ends, or (ii) the date the Executive and his family physically move away from the Host Location (the earlier of the foregoing is referred to as the “Relocation Benefit End Date”). Any eligible relocation benefits not yet utilized or received by Executive as of the Relocation Benefit End Date will be forfeited.

5.Taxes.

(a)The Company shall be entitled to withhold, from any cash payments to the Executive under this Agreement, such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation on or in respect of any payment made or benefit provided to Executive under this Agreement, and the Company shall remit all such taxes withheld to the appropriate governmental body in a timely manner.

(b)During the Relocation Period, the Executive will continue to be responsible for payment of all taxes due in respect of the amounts and benefits paid or delivered to the Executive under this Agreement; however, the Executive may be entitled to payments from the Company in respect of a portion of such taxes as described in this Section 5.

(c)At the end of each calendar year during the Relocation Period, a tax expert retained by the Company will compute the amount of aggregate income taxes the Executive is required to pay as a result of the Executive’s employment with the Company during such period (the “Actual Tax Obligation”) and compare that amount to the aggregate income taxes the Executive would have been required to pay as a result of the Executive’s employment with the Company during such period if all compensation earned by the Executive during such period (including, for clarity, all compensation earned or deemed to have been earned by the Executive during such period upon the award, vesting, exercise or acceleration of any equity grants, no matter when such equity grants were first awarded to the Executive) had instead been earned while the Executive worked at the Home Location and while the Executive lived at the Executive’s current primary residence in the United States (the “Theoretical Tax Obligation”). To the extent the Actual Tax Obligation exceeds the Theoretical Tax Obligation, the Executive will receive a payment from the Company in an amount so that the Executive shall have paid no more income taxes on his earnings during such period pertaining to his employment with the Company than the amount of the Theoretical Tax Obligation. For purposes of the foregoing computation, the following amounts and benefits payable to the Executive under this Agreement are intended by the parties to be provided on a tax-free basis and so their tax effect will be removed from the computations of the Actual Tax Obligation and the Theoretical Tax Obligation and instead the Company will separately make “tax gross-up” payments to the Executive not less often than annually in order to achieve the stated intent (provided, however, that in the case of the International Goods and Services Allowance, such tax gross-up payments shall be made as often as necessary so that the after-tax cash received by the Executive each month is equal to the International Goods and Services Allowance):

(i)the Approved Relocation Expenses,

(ii)the Relocation Assistance,

(iii)the Lease Cancellation Benefit,

(iv)the Visa/Immigration Expenses,

(v)the International Goods and Services Allowance,

(vi)the Housing Allowance,

(vii)the Return Housing Allowance,

(viii)the Home Country Storage,

(ix)the Home Country Visit Allowance,

(x)the Tuition Benefit,

(xi)the Look-See Benefit,

(xii)the cost of the tax preparation assistance, and

(xiii) the Repatriation Benefits (as defined in Section 7(c)(vii).

For clarity, the following amounts (and any other amounts not expressly listed in (i) through (xiii) above) are expressly excluded from the tax gross-up described above: (A) the Annual Base Salary, (B) any Bonuses, (C) any long-term incentive compensation, (D) all health and welfare benefits, (E) the value of the use of a Company-owned automobile for personal reasons and (F) the Country Club Benefit.

(d)If the Executive’s employment terminates for any reason during the Relocation Period, tax equalization will end as of the Relocation Benefit End Date and theoretical U.S. tax will be calculated as if the Executive repatriated on Relocation Benefit End Date.

(e)The Company will provide the Executive with the services of a qualified accounting firm to prepare and file all tax returns required in the Home Location and the Host Location during the period beginning with the first tax year of the Employment Period and ending with the last tax year that includes the date on which Executive returns to the Home Location (the “Last Tax Preparation Year”); however, the Company will continue to provide the Executive with the services of such accounting firm for three years after the Last Tax Preparation Year, but such extended services will be limited to providing assistance to the Executive with respect to any tax issues that arise in the Host Location pertaining to the Executive’s tax filings during the Relocation Period. All of the foregoing services are limited to tax advice directly relating to Executive’s Assignment and do not extend to personal tax advice or financial planning.

6.Personal Data. During the Relocation Period, the Company (and/or Gentherm GmbH) will need to process personal data relating to Executive in order to manage the personal and employment aspects of his assignment, such as administering payroll, benefits, and other services. Executive’s personal data, which will be provided by Executive and/or the Company or that is obtained in the ordinary course of activity, will be processed as necessary for the performance of this Agreement. Executive’s personal data may be communicated to the Company, Gentherm GmbH, their subsidiaries, affiliates, and parent, as well as third party providers of services that include, but are not limited to, tax, legal, administrative, accounting, and financial matters. These entities are or may be located outside the European Union. The data processing will be made electronically, by network means, manually, or by other means that ensures safe processing and avoids unauthorized access. Executive’s personal data will be kept secure and confidential in accordance with Company policy and applicable law. The Company will update Executive’s personal data at his request and with his assistance. Executive will have the right to access his personal data and to correct any information. By executing this Agreement, Executive freely and unambiguously consents to exports of his personal data, event to jurisdictions with data law protections not considered “adequate” in the Host Location, and expressly authorizes the transfer, also in non-European Union countries, of his personal data to the Company, Gentherm GmbH, their subsidiaries, affiliates and parent, as well as third party providers described above for purposes listed in this Section.

7.Termination of Employment.

(a)Termination Events. The Employment Period shall end upon the earliest to occur of (i) Executive’s death, (ii) a termination due to Executive’s Disability, (iii) a termination by the Company for Cause, (iv) a termination by the Company without Cause or (v) the date of resignation by Executive pursuant to Section 7(b), below. Executive agrees that, at the end of the Employment Period and upon written request from the Company, Executive shall resign from any and all positions Executive holds with the Company and any of its subsidiaries and affiliates, effective immediately following receipt of such request from the Company (or at such later date as the Company may specify).

(b)Resignation. Executive may terminate his employment and the Employer Period at any time upon 60 days’ prior written notice to the Company or upon such shorter period as may be agreed upon between the Executive and the Board.

(c)Benefits Payable under All Circumstances. In the event of termination of the Employment Period for any reason, the following will apply:

(i)Base Salary. Executive shall be entitled to any Annual Base Salary earned, but unpaid, for services rendered to the Company on or prior to the date Executive’ employment terminates, payable on the next regularly scheduled payroll date after the termination date.

(ii)Benefits. All benefits payable to Executive under any employee benefit plans of the Company applicable to Executive at the time of termination of Executive’s employment with the Company and all amounts and benefits which are vested or which Executive is otherwise entitled to receive under the terms of or in accordance with any plan, policy, practice or program of, or any contract or agreement with, the Company, at or subsequent to the date of Executive’s termination without regard to the performance by Executive of further services or the resolution of a contingency, shall be paid or provided in accordance with and subject to the terms and provisions of such plans, it being understood that all such benefits shall be determined on the basis of the actual date of termination of Executive’s employment with the Company.

(iii)Indemnities. Any right which Executive may have to claim a defense and/or indemnity for liabilities to or claims asserted by third parties in connection with Executive’s activities as an officer, director or employee of the Company shall be unaffected by Executive’s termination of employment and shall remain in effect in accordance with its terms.

(iv)Medical Coverage.Executive shall be entitled to such
continuation of health care coverage as is required under, and in accordance with, applicable law or otherwise provided in accordance with the Company’s policies. Executive understands and acknowledges that Executive is responsible for making all payments required for any such continued health care coverage that Executive may choose to receive.

(v)Business Expenses. Executive shall be entitled to reimbursement, in accordance with the Company’s policies regarding expense reimbursement as in effect from time to time, for all business expenses incurred by Executive prior to the date of termination of his employment, payable within thirty (30) days after the date of termination, provided Executive has submitted all requisite expense reimbursement documentation.

(vi)Equity Awards. Executive’s rights with respect to any equity awards granted to Executive by the Company shall be governed by the terms and provisions of the Plans and award agreements pursuant to which such equity awards were awarded.

(vii)Repatriation Benefits. If the Employment Period is terminated during the Relocation Period, the Company shall (1) purchase one-way business class flights for Executive and his family to return to the Home Location, (2) pay the freight costs associated with shipping Executive’s household goods to Executive’s home in the Home Location (subject to a maximum of 500 pounds of air freight and a maximum of 12,000 pounds shipped by sea), (3) pay for temporary housing for up to 30 days in either the Home Location or the Host Location as needed by Executive and his family during their transition back to the Home Location (“Repatriation Benefits”).

(d)Bonus. If Executive’s employment terminates by reason other than a Termination for Cause or a termination as a result of Executive’s resignation and such termination occurs after a complete period for which a Bonus is generally being paid to other executive officers of the Company, then the amount that would, in the judgment of the Compensation Committee, be paid to Executive as a Bonus for such completed period shall be paid to Executive no later than March 15 of the calendar year next following the calendar year in which ends the completed period for which the Bonus is paid.

(e)Severance. In the event that Executive’s employment hereunder is terminated at any time during the Employment Period (including before or after the Relocation Period) by the Company without Cause, or by the Executive for Good Reason, the following additional benefit will be paid by the Company: the Company shall pay Executive severance as computed pursuant to Exhibit A attached hereto.

(f)Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

(i)“Termination due to Disability” means a termination of Executive’s employment by the Company because Executive has been incapable, after reasonable accommodation, of substantially fulfilling the positions, duties, responsibilities and obligations of his position because of physical, mental or emotional incapacity resulting from injury, sickness or disease for a period of (A) three consecutive months or (B) an aggregate of six months (whether or not consecutive) in any 12-month period. Any question as to the existence, extent or potentiality of Executive’s disability shall be determined by a qualified physician selected by the Company with the consent of Executive, which consent shall not be unreasonably withheld.

(ii)“Termination for Cause” means a termination of Executive’s employment by the Company for “Cause” as defined in Exhibit A.

(iii)“Termination for Good Reason” means a termination of Executive’s employment by Executive for “Good Reason” as defined in Exhibit A.

8.Section 409A. It is intended that payments and benefits under this Agreement either be excluded from or comply with the requirements of Section 409A of the Internal Revenue Code and the regulations and guidance issued thereunder (“Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted consistent with such intent. In the event that any provision of this Agreement is subject to but fails to comply with Section 409A, the Company may revise the terms of the provision to correct such noncompliance if and to the extent permitted under any guidance, procedure or other method promulgated by the Internal Revenue Service now or in the future or otherwise available that provides for such correction as a means to avoid or mitigate any taxes, interest or penalties that would otherwise be incurred by the Executive on account of such noncompliance. Provided, however, that in no event whatsoever shall the Company be liable for any additional tax, interest or penalty imposed upon or other detriment suffered by the Executive under Section 409A, or for any other damage suffered by the Executive, on account of the fact that any payment or benefit under this Agreement is subject to but not in compliance with Section 409A. Solely for purposes of determining the time and form of payments due Executive under this Agreement or otherwise in connection with the Executive’s termination of employment with the Company, Executive shall not be deemed to have incurred a termination of employment unless and until Executive shall incur a “separation from service” within the meaning of Section 409A. The parties agree, as permitted in accordance with the final regulations under Section 409A, a “separation from service” shall occur when the Executive and the Company reasonably anticipate that the Executive’s level of bona fide services for the Company (whether as an employee or an independent contractor) will permanently decrease to no more than 40% of the average level of bona fide services performed by the Executive for the Company over the immediately preceding 36 months. The determination of whether and when a separation from service has occurred shall be made in accordance with this subparagraph and in a manner consistent with Treasury Regulation Section 1.409A-1(h). Notwithstanding any other provision of this Agreement, all reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that: (i) the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, during one calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the calendar year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for any other benefit. Notwithstanding any other provision of this Agreement, any tax gross-up available under this Agreement shall be made in accordance with the requirements of Section 409A, including the requirement that the tax gross-up be made no later than the last day of the calendar year next following the calendar year in which the taxes being grossed-up are paid to the applicable taxing authority. For purposes of Section 409A, in the case of any amount payable under this Agreement in installments, each installment shall be treated as a separate and distinct payment. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (ems., “payment shall be made within 90 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. Notwithstanding any other provision of this Agreement, if the Executive is a “specified employee” (within the meaning of Section 409A) and if any amount payable to the Executive upon or as a result of his separation from service with the

Company constitutes nonqualified deferred compensation that is subject to Section 409A, any such amount that would otherwise be payable to the Executive, during the period ending on the earlier of the date that is 6 months after the date of the Executive’s separation from service and the date of the Executive’s death (the “Delay Period”), shall instead be paid on the first Company payroll date following the Delay Period.

9.Exclusive Remedy. Executive acknowledges and agrees that the payment and rights provided under Section 7 are fair and reasonable, and are Executive’s sole and exclusive remedy, in lieu of all other remedies at law or in equity, for termination of Executive’s employment by the Company.

10.Confidentiality; Company Property; Cooperation.

(a)Confidentiality. Executive acknowledges and agrees that it is a condition of his employment with the Company that he execute and abide by the standard Confidential Information and Inventions Assignment Agreement (except that, to the extent the terms of this Agreement conflict with the terms of such standard agreement, this Agreement shall govern).

(b)Company Property. Promptly following Executive’s termination of employment, Executive shall return to the Company all property of the Company (including any Company-owned automobile in his possession), and all copies thereof in Executive’s possession or under Executive’s control, except that Executive may retain Executive’s personal notes, diaries, rolodexes, mobile devices, calendars and correspondence of a personal nature.

(c)Cooperation. During the Employment Period and after Executive’s employment with the Company ends for any reason, Executive agrees to give assistance and cooperation, upon reasonable advance notice, in any matter relating to his position with the Company, or his knowledge as a result thereof as the Company may reasonably request, including his attendance and truthful testimony where deemed appropriate by the Company, with respect to any investigation or the Company’s defense or prosecution of any existing or future claims or litigation or other proceeding relating to matters in which Executive was involved or has knowledge by virtue of his employment with the Company. The Company shall reasonably endeavor to schedule such cooperation at times not conflicting with the reasonable requirements of any employer or third party with whom Executive has a permitted business relationship and shall reimburse Executive for reasonable expenses incurred in connection therewith, in accordance with Company policy and upon the submission of the appropriate documentation to the Company.

11.Successors.

(a)This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns and any party acting in the form of a receiver or trustee capacity.

(c)The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, the “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

12.Miscellaneous.

(a)This Agreement shall be construed in accordance with, and governed by, the laws of the State of Michigan, without regard to the conflicts of law rules of such state. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the state and federal courts sitting in the State of Michigan (and any appeals court therefrom) in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than such courts.

(b)The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(c)Notice and communications under this Agreement must be in writing and shall be effective when actually received by the addressee, except that (i) the Company shall be entitled to use Executive’s last known address in its employment records for notices to Executive and (ii) all notices and communications from Executive under this Agreement must be addressed to the Company’s CEO or the Company’s Chief Human Resource Officer.

(d)The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(e)The Company hereby agrees to indemnify Executive and hold Executive harmless to the extent provided under the Articles of Incorporation and the By-Laws of the Company, as each may be amended from time to time, and any indemnification agreement between the Company and Executive, as it may be amended from time to time, against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from Executive’s good faith performance of Executive’s duties and obligations with the Company. This obligation shall survive the end of the Employment Period. Notwithstanding the foregoing, Executive’s right to indemnification pursuant to this Section shall be made ineffective as necessary to ensure compliance with any applicable laws, rules or regulations.

(f)From and after the Effective Date, the Company shall cover Executive under directors’ and officers’ liability insurance both during and, while potential liability exists, after the Employment Period in the same amount and to the same extent as the Company covers its other executive officers and directors.

(g)Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision of right or any other provision or right of this Agreement.

(h)This Agreement, and all agreements, documents, instruments, schedules, exhibits or certificates prepared in connection herewith, represent the entire understanding and agreement between the parties with respect to the subject matter hereof, supersede all prior agreements or negotiations between such parties, except the Confidential Information and Inventions Assignment Agreement executed by Executive on October 3, 2017. For the avoidance of doubt, Executive acknowledges that all prior employment agreements between the Executive and the Company (or its predecessors) are terminated.

(i)This Agreement may be amended, supplemented or changed only by an agreement in writing which makes specific reference to this Agreement or the agreement or document delivered pursuant hereto, as the case may be, and which is signed by the party against whom enforcement of any such amendment, supplement or modification is sought.

[Signatures on the Following Page]

IN WITNESS WHEREOF, the Company and the Executive have executed this Executive Relocation and Employment Agreement as of the date first above written.

The Executive: /s/ Paul Giberson Paul Giberson	The Company: GENTHERM INCORPORATED By: /s/ Phil Eyler Name: Phil Eyler Title: President and Chief Executive Officer

EXHIBIT A

SEPARATION / CHANGE IN CONTROL

(a)If Executive’s employment is terminated by the Company or successor without “Cause” (as defined below) or by Executive for “Good Reason” (as defined below), subject to the notice and release requirements described below, the Company will pay (i) Executive’s base salary for a period of 12 months, paid in a lump sum no later than 30 days after the termination date; (ii) one full year’s Bonus at target level, paid in a lump no later than 30 days after the termination date; and (iii) a pro rated Bonus (i.e., the product of (A) the number of weeks Executive was employed by the Company in the year in which Executive’s employment terminates and (B) Executive’s target Bonus amount divided by 52); in addition, Executive will be entitled to (x) immediate vesting of all unvested equity awards that were scheduled to vest during the first 12 months following Executive’s termination; (y) outplacement services for one year up to a maximum cost of $50,000; and (z) an amount equal to 12 months of premiums for COBRA continuation coverage of Executive’s health insurance should Executive elect such coverage, including the portion that was paid by the Company (the employer portion) and the portion paid by Executive (the employee portion) during Executive’s employment.

(b)“Cause” means only Executive’s: (i) material or persistent breach of any agreement between and the Company; (ii) engaging in any act that constitutes serious misconduct, theft, fraud, material misrepresentation, serious dereliction of fiduciary obligations or duty of loyalty to the Company; (iii) conviction of a felony, or a plea of guilty or nolo contendere to a felony charge or commission of any criminal act involving moral turpitude which in the reasonable opinion of the Board brings Executive, the Board, or the Company into disrepute; (iv) willful misconduct in the performance of Executive’s material duties under this Agreement; (v) willful, unauthorized disclosure of material confidential information belonging to the Company, or entrusted to the Company by a client, customer, or other third party; (vi) repeatedly being under the influence of drugs or alcohol (other than prescription medicine or other medically related drugs to the extent that they are taken in accordance with their directions) during the performance of Executive’s duties under this Agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of Executive’s duties under this Agreement; (vii) repeated failure to comply with the lawful directions of the Board that are not inconsistent with the terms of this Agreement; (viii) any material failure to comply with the Company’s material written policies or rules that are not inconsistent with this Agreement; (ix) material omission, misrepresentation, or falsification of any material information provided by Executive that the Company relied upon in entering into this Agreement; or (x) Executive’s personal engagement in conduct that a judicial or arbitral tribunal finds violated applicable state or federal laws governing the workplace that could reasonably be expected to bring the Company into disrepute. In order for the Company to terminate Executive’s employment for Cause under any of clauses (i), (iv), (vi), (vii) or (viii) in the preceding sentence, the Company must provide Executive with written notice of its intention to terminate employment for Cause and describing the acts or omissions upon which such termination for Cause is based, and Executive will be provided a 30-day period from the date of such notice within which to cure or correct such acts or omissions if they are reasonably susceptible of cure or correction.

(c)“Good Reason” means the occurrence of any of the following without

Executiver consent:

(i)a material breach of this Agreement by the Company;

(ii)

a material diminution in Executive’s then-current compensation or benefits, authority, duties, or responsibilities, including following a Change in Control, or, following the Relocation Period, a change of Executive’s primary work location to a location that is more than 50 miles away from Northville, MI;

(iii)	a requirement that Executive report to an individual other than the Chief Executive Officer; or
(iv)	any successor’s failure, including following a Change in Control, to explicitly assume the Company’s duties and obligations under the terms of this letter agreement.

Notwithstanding the above, no “Good Reason” exists unless (I) Executive notify the Company in writing within 30 days after the existence of any condition listed above, and the Company fails to cure the condition within 30 days after receiving notice, and (II) Executive terminate employment by no later than 30 days after the providing the notice. Executive’s waiver of any event constituting Good Reason shall not constitute a waiver of any subsequent event.

(d)A “Change in Control” means the earliest to occur of any of the following events, each of which must also constitute a “change in control event” (within the meaning of Treas. Reg. section 1.409A-3(i)(5)):

(i)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, beneficial ownership of more than a majority of the total fair market value or total voting power of the then-outstanding securities of the Company;

(ii)

Any one Person or more than one Person Acting as a Group (each as defined below) acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Group, the assets of the Company that have a total gross fair market value (as determined by the Gentherm Board of Directors) of more than 50% of the total gross fair market value of all of the assets of, as applicable, the Company immediately prior to the initiation of the acquisition; or

(iii)

A majority of the members of the board of directors of the Company is replaced during any 12-month period by directors whose appointment or election is not endorsed or approved by a majority of the members of the board who were members of the board prior to the initiation of the replacement.

EXHIBIT A - 2

For purposes of this provision, a “Person” means any individual, entity or group within the meaning of section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company. Persons will be considered to be “Acting as a Group” (or a “Group”) if they are a “group” as defined under Section 13 of the Exchange Act. If a Person owns equity interests in both entities that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be Acting as a Group with other shareholders only with respect to the ownership in that entity before the transaction giving rise to the change and not with respect to the ownership interest in the other entity. Persons will not be considered to be Acting as a Group solely because they purchase assets of the same entity at the same time or purchase or own stock of the same entity at the same time, or as a result of the same public offering.

(e)Executive’s right to receive severance pay under this provision is conditioned upon (i) Executive’s signing and delivering to the Company, and there becoming irrevocable, within 45 days after Executive’s employment termination date, a general release of claims, in form and substance reasonably acceptable to the Company, by which Executive release the Company from any claim arising from Executive’s employment by, or termination of employment with, the Company, in consideration for the payment; and (ii) Executive’s continued compliance with the terms of Executive’s Confidential Information and Inventions Assignment Agreement. The release shall preserve Executive’s entitlement to Executive’s compensation and benefits under this Offer Letter Agreement, Executive’s vested savings and retirement benefits, as well as indemnification and defense in accordance with the Company’s bylaws, personnel policies, insurance policies, and applicable law. The Company will make no payment unless the general release becomes effective on or before the 45th day following Executive’s employment termination date. Provided that Executive satisfy the foregoing release requirement, any severance payment under this provision that otherwise would be due before then will be paid to Executive in a lump sum on the first regular Company payroll date following the 45th day after Executive’s employment termination date.

(f)On termination of Executive’s employment (for whatever reason) Executive will be entitled to receive the pro rata portion of Executive’s base salary through the date of Executive’s termination, together with such compensation or benefits to which Executive may be entitled by law or under the terms of the Company’s compensation and benefit plans in effect including, without limitation, amounts owed to Executive for unpaid vacation leave accrued during the course of Executive’s employment with the Company pursuant to Company policy as from time to time in effect.

(g)Upon the Company’s adoption of a severance/change in control benefit plan applicable to executive officers of the Company (a “New Plan”), the terms of this Exhibit A  shall no longer control and shall be superseded by the New Plan, provided that the terms of the New Plan are no less favorable to Executive than the terms hereof, and provided that the New Plan entitles Executive to receive the same benefits upon separation or change in control as other executive officers of the Company.

EXHIBIT A - 3